SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☑       Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐       No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

List of Exhibits:
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of November, 2004

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of October and Cumulative for 10 Months, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of October and Cumulative for 10 Months, 2004,
And Indicators of North American Dealer Inventory Levels for Selected
Agricultural Equipment at the End of September 2004 Relative to Industry
Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	October N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF OCTOBER 2004
Agricultural Tractors:
under 40 horsepower (2WD)	(6.1%)	up low single digits
40 to 100 horsepower (2WD)	+15.7%	up moderate double digits, moderately more than the industry
over 100 horsepower (2WD)	+26.8%	down low double digits
4 wheel drive tractors	+38.0%	up low double digits, significantly less than the industry
Sub total tractors over 40 hp	+19.9%	up low double digits, moderately less than the industry
Total Ag tractors	+6.5%	up high single digits, in line with the industry

Combines	+96.2%	up triple digits, moderately more than the industry

Loader/backhoes	up low double digits	down high single digits
Skid Steer Loaders	down low single digits	down low double digits
Total Heavy
Construction Equipment	up low double digits	up low single digits

RETAIL UNIT SALES:
10 MONTHS, 2004
Agricultural Tractors:
under 40 horsepower (2WD)	+6.6%	up low single digits, slightly less than the industry
40 to 100 horsepower (2WD)	+14.2%	up low double digits, slightly more than the industry
over 100 horsepower (2WD)	+28.7%	up low double digits, moderately less than the industry
4 wheel drive tractors	+21.3%	up moderate double digits, equal to the industry
Sub total tractors over 40 hp	+17.5%	up low double digits, equal to the industry
Total Ag tractors	+10.9%	up low double digits, equal to the industry

Combines	+46.9%	up moderate double digits, moderately less than the industry

Loader/backhoes	up moderate double digits	up moderate double digits, in line with the industry
Skid Steer Loaders	up low double digits	up high single digits
Total Heavy
Construction Equipment	up moderate double digits	up moderate double digits, but moderately less than the industry

DEALER INVENTORIES:
END OF SEPTEMBER 2004
Agricultural Tractors:
under 40 horsepower (2WD)	4.8 months supply	1 month more than the industry
40 to 100 horsepower (2WD)	5.0 months supply	1/2 month more than the industry
over 100 horsepower (2WD)	4.5 months supply	in line with the industry
4 wheel drive tractors	4.4 months supply	1/2 month less than the industry
Total tractors	4.8 months supply	1/2 month more than the industry

Combines	3.7 months supply	> 1 month more than the industry

Dated: November 12, 2004

Industry Trends

U.S. Ag Flash Reports

October 2004 Flash Report
U.S. Unit Retail Sales
 (Report released 11/11/2004)

To download a PDF of this report, please click here.

							September
	October	October		Y-T-D			2004 U.S. Field
Equipment	2004	2003	% Chg.	2004	Y-T-D 2003	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	9,121	10,064	-9.4	119,183	112,753	5.7	52,888
40 & Under 100 HP	6,812	5,828	16.9	60,249	51,924	16.0	27,856
100 HP & Over	2,740	2,149	27.5	17,111	12,261	39.6	6,573
Total - 2 Wheel Drive	18,673	18,041	3.5	196,543	176,938	11.1	87,317

Total - 4 Wheel Drive	686	495	38.6	3,058	2,434	25.6	1,230

Total Farm Wheel Tractors	19,359	18,536	4.4	199,601	179,372	11.3	88,547

Combines (Self-Propelled)	1,097	541	102.8	5,782	3,798	52.2	1,792

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

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Industry Trends

Canadian Ag Flash Reports

October 2004 Flash Report Canada Unit Retail Sales
(Report released 11/11/2004)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

To download a PDF of this report, please click here.

	October			October YTD			September
							2004	2003
							Canadian	Canadian
							(Field)	(Field)
Equipment	2004	2003	% Chg.	2004	2003	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	944	654	44.3	6,190	4,855	27.5	3,025	3,081
40 & Under 100 HP	1,162	1,061	9.5	5,390	5,530	-2.5	3,232	3,313
100 HP & Over	598	484	23.6	2,970	3,348	-11.3	1,694	1,693
Total - 2 Wheel Drive	2,704	2,199	23.0	14,550	13,733	5.9	7,951	8,087

Total - 4 Wheel Drive	102	76	34.2	600	582	3.1	198	236

Total Farm Wheel	2,806	2,275	23.3	15,150	14,315	5.8	8,149	8,323
Tractors

Combines	196	118	66.1	1,352	1,057	27.9	511	397
(Self-Propelled)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

November 11, 2004